January 18, 2006

SUBMITTED VIA EDGAR

Ms. Angela Crane

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 6010

Washington, DC 20549

Re:	Emerson Electric Co.
Form 10-K for the fiscal year ended September 30, 2005
Form 8-K filed November 1, 2005
File No. 1-278

Dear Ms. Crane:

This letter is in response to your comment letter to Mr. Walter J. Galvin dated January 12, 2006, on Emerson’s 2005 Annual Report on Form 10-K and on Emerson’s Form 8-K filed November 1, 2005.

We would like to take this opportunity to explain how the issues you raised were addressed in these filings and our plans for compliance in future filings. For ease of reference, each of your comments has been numerically keyed to our response herein.

1.	COMMENT – Discussion of the non-GAAP measure, free cash flow.

RESPONSE – In complying with the non-GAAP measure requirements, in the second paragraph on page 25 of the Annual Report (Exhibit 13), a definition of free cash flow was provided: “operating cash flow less capital expenditures.” This same definition of free cash flow was also provided within “Non-GAAP Financial Measures” under Item 7 on page 18 of the Form 10-K. In the tabular presentation on page 24 of the Annual Report (Exhibit 13), the free cash flow amount was provided immediately below the operating cash flow and capital expenditures amounts to reconcile for the reader, through subtraction, the non-GAAP measure with the GAAP measure. For further clarity, should free cash flow be presented in the future, a parenthetical definition of free cash flow will be provided, “(operating cash flow less capital expenditures),” within the table.

2.	COMMENT – Item 9A - Disclosure controls and procedures.

RESPONSE – The discussion of disclosure controls and procedures will be expanded (additional language underlined below) in future filings:

“Emerson maintains a system of disclosure controls and procedures which are designed to ensure that information required to be disclosed by the Company in the reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to management, including the Company’s certifying officers, as appropriate to allow timely decisions regarding required disclosure. Based on an evaluation performed, the Company’s certifying officers have concluded that the disclosure controls and procedures were effective as of [fiscal quarter end date], to provide reasonable assurance of the achievement of these objectives.

Notwithstanding the foregoing, there can be no assurance that the Company’s disclosure controls and procedures will detect or uncover all failures of persons within the Company and its consolidated subsidiaries to report material information otherwise required to be set forth in the Company’s reports.”

3.	COMMENT – Critical Accounting Policy for Long-Lived Assets.

RESPONSE – The objective was to provide a qualitative and quantitative discussion about impairment of long-lived assets, particularly goodwill. We were not implying that there is no impairment unless fair value decreases by greater than 20 percent below carrying value. None of the Company’s businesses or other assets is evaluated in that manner. Our intention was to convey that the estimates of fair value for these businesses would have to be lower by more than 20 percent before their carrying value would exceed their fair value. As disclosed on pages 27 and 34 of the Annual Report (Exhibit 13), the Company’s policy is to record an impairment for the amount by which the carrying value of a long-lived asset exceeds its fair value in accordance with FAS 142 for goodwill and FAS 144 for other long-lived assets. We will ensure that this disclosure is clear in future filings.

4.	COMMENT – Form 8-K discussion of why management believes non-GAAP measures are useful to investors.

RESPONSE – As allowed under paragraph (e) (1) (iii) of Item 10 of Regulation S-K, the explanation of why management believes a non-GAAP measure is useful to investors does not need to be included in a filing if the filing is not a Form 10-K, the explanation is provided in the Company’s most recent Form 10-K or a more recent filing, and the explanation requires no updating. The explanations of why management believes the non-GAAP measures, underlying sales and free cash flow, are useful to investors were provided within “Non-GAAP Financial Measures” under Item 7 on pages 17 and 18 of the 2004 Form 10-K. The explanation of why management believes the non-GAAP measures, earnings and earnings per share excluding a tax charge for earnings repatriation, are useful to investors was provided within Item 2.02 of the Form 8-K filed on August 2, 2005. In future filings, we will include appropriate disclosures as necessary.

The Company acknowledges its responsibility for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to discuss these issues with representatives of the Commission. Please do not hesitate to contact me at (314) 553-2327 if you would like to discuss any of these issues further.

Sincerely,

/s/ Richard J. Schlueter

Richard J. Schlueter

Vice President & Chief Accounting Officer

cc:	Mr. Walter J. Galvin - Emerson
Mr. Wayne W. Withers – Emerson
Mr. Boyd Behnke – KPMG
Mr. Mark Klamer – Bryan Cave